October 15, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Edgar Kathleen Collins Mitchell Austin Jan Woo

Re:	Enfusion, Inc. Amendment No. 2 to Registration Statement on Form S-1 Submitted October 12, 2021 CIK No. 0001868912

Ladies and Gentlemen:

This letter is submitted on behalf of Enfusion, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 submitted on October 12, 2021 (the “Amended Registration Statement”), as set forth in your letter dated October 14, 2021 addressed to Thomas Kim, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amended Registration Statement, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 2 to Registration Statement filed on October 12, 2021

Risk Factors

Our obligations to issue Class A common stock to former holders of Award Units under our former Change in Control Plan could expose us..., page 33

1.

You state that the $248.5 million of share-based compensation, which will be recorded upon effectiveness of this offering for certain Change in Control Bonus Plan (CiC) units and the termination of your profit sharing agreement with a non-executive employee, was based on the midpoint of the assumed IPO price of $16.00. Please revise here, and elsewhere where you discuss such compensation expense, to clarify that you applied a discount for lack of marketability to determine the fair value of such awards due to current restrictions on such vested awards.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the language on pages 6, 34, 56, 65, and 73 to clarify that the $248.5 million of share-based compensation for the MIU Shares and Profit Sharing Termination Shares reflects a discount for lack of marketability due to post-vesting restrictions.

2.

Also, revise your risk factor disclosures to include a discussion of the additional compensation expense that will be recorded in future periods related to the contingently issuable shares in the CiC Bonus Plan and the IPO Equity RSU Grants.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the Risk Factors disclosure on page 73 to include a discussion of the additional stock-based compensation expense that will be recognized in future periods for the contingently issuable shares in the CiC Bonus Plan and the IPO Equity RSU Grants.

Risks Related to our Organizational Structure, page 45

3.

Please revise here to include a quantified discussion of the potential liability that may be incurred under your Tax Receivable Agreement assuming all Pre-IPO Common Unitholders were to exchange or sell their Common Units at the current price of $16.00 per share. Similar revisions should be made to the liquidity and capital resources discussion.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has added discussion on pages 46, 86 and 114 about the amount that would be recognized as a liability under the Tax Receivable Agreement if all of the Pre-IPO Common Unitholders were to exchange or sell the Company all of their Common Units.

Capitalization, page 56

4.

Please revise the pro forma column to reflect the actual pro forma amounts after the Reorganization Transaction similar to the “As Adjusted Before Offering” column on page 61 rather than providing the pro forma adjustments here. In this regard, you can refer to the detailed pro forma adjustments in the unaudited pro forma consolidated financial information presented elsewhere in the filing. Similar revisions should be made to the pro forma Consolidated Balance Sheet Data on page 15 and footnote (1) to such table to explain that pro forma amounts include the $248.5 million of stock-based compensation expense related to the CiC Bonus Plan awards and the termination of the profit sharing agreement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the pro forma columns on pages 15 and 56 to reflect the actual pro forma amounts after the Reorganization Transaction. Further, the Company has revised footnote (1) on page 15 to explain that the pro forma amounts include the $248.5 million of stock-based compensation expense that will be recognized upon the Reorganization Transactions.

5.

Please tell us how you determined the number of Class A and Class B common shares issued and outstanding, pro forma. In this regard, it is unclear why the number of shares issued and outstanding are the same on a pro forma and pro forma as adjusted basis considering the pro forma information does not reflect the 15,322,660 offering shares.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the number of shares of Class A and Class B common stock issued and outstanding on a pro forma basis to reflect only the Reorganization Transactions and not the offering.

Notes to Unaudited Pro Forma Consolidated Financial Information

Note 2. Reorganization and Offering Adjustment to Unaudited Pro Forma Consolidated Balance  Sheet, page 64

6.

While we note that you intend to include a portion of the offering proceeds to repay $100 million of outstanding debt, we also note from your revised disclosures on page 82 that prior to effectiveness of this offering, you intend to enter into an amended and restated credit agreement for a similar amount of debt. Please tell us your consideration to include a pro forma adjustment for the issuance of such debt or at a minimum, revise to include a discussion of such debt in the pro forma footnotes.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the intended amended and restated credit agreement will not provide for an issuance of new debt; rather the amendment and restatement simply removes certain Company disclosure obligations as well as limited recourse pledges previously made by the Company’s equityholders.  Accordingly, the Company does not believe any additional pro forma adjustment or discussion is necessary.

7.

Please revise footnote (3) to disclose the number of shares and related valuations for each of the CiC vested awards, the contingently issuable shares and the Profit Sharing Termination Shares. Also, clarify that they $248.5 million pro forma equity adjustment does not relate to the contingently issuable shares.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised footnote (3) on page 65 to include disclosure of the number of shares and related valuations for each of the CiC vested awards, the contingently issuable shares and the Profit Sharing Termination Shares. Further, the Company has revised footnote (3) to clarify that the $248.5 million stock-based compensation expense does not relate to the contingently issuable shares of Class A common stock that will vest within one year.

Executive Compensation IPO Equity Grants, page 107

8.

Please revise to include a discussion of the vesting terms for the restricted stock units that will be issued in connection with this offering and specify the terms for awards granted to the executive officers.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to include a discussion of the vesting terms for the restricted stock units that will be issued in connection with this offering and specify the terms for awards granted to the executive officers.

Exhibits

9.

You disclose that you entered into an agreement with a non-executive employee to issue 2,047,064 shares of Class A common stock to such employee between the first and second anniversaries of the effectiveness of the registration statement. Please file this agreement or tell us why this not required. See Item 601(b)(10)(iii)(B) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe the referenced agreement is required to be filed under Item 601(b)(10)(iii)(B) of Regulation S-K because the agreement is immaterial in both amount and significance to the Company.  The document primarily comprises an agreement to forego a profit sharing arrangement in favor of receiving a number of shares of Class A common stock that represents less than 2% of the Company’s combined outstanding capital stock immediately following the offering.  The Company believes that an issuance of less than 2% of its combined outstanding capital stock is neither material in amount nor in significance to the Company.  Furthermore, the Company advises the Staff that the actual compensatory plan pursuant to which the shares will be issued will be the Company’s 2021 Stock Option and Incentive Plan, which will set forth the terms applicable to such issuance, has been adopted with the approval of security holders of the Company, and has been filed as an exhibit.

*****

Please direct any questions regarding the Company’s responses or Amendment No. 3 to me at (617) 570-1406 or gkatz@goodwinlaw.com.

Sincerely,

GOODWIN PROCTER LLP

/s/ Gregg L. Katz
Gregg L. Katz, Esq.

cc:	Thomas Kim, Enfusion, Inc.
Blake Nielsen, Esq., Enfusion, Inc.
Jesse Nevarez, Esq., Goodwin Procter LLP
Deanna Kirkpatrick, Esq., Davis Polk & Wardwell LLP
Shane Tintle, Esq., Davis Polk & Wardwell LLP